UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                               SPORT CHALET, INC.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    849163100
                                 (CUSIP Number)


                               Christina L. Munn
                      Heller Ehrman White & McAuliffe LLP
                     601 South Figueroa Street, 40th Floor
                           Los Angeles, CA 90017-5758
                                 (213) 689-0200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 20, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 2 of 14 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Craig L. Levra                                           I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a)  /x/
                                                                (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             50,000
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              50,000
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,652,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       67.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 3 of 14 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Howard K. Kaminsky                                    I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a)  /x/
                                                                (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             35,051
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              35,051
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,545,623
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       67.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 4 of 14 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Jeff Lichtenstein                                        I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a) /x/
                                                                (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             2,000
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              2,000
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,381,572
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 5 of 14 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Claudia G. Reich                                         I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a) /x/
                                                                (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             0
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,364,573
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 6 of 14 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Dennis D. Trausch                                        I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a) /x/
                                                                (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             26,486
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              26,486
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,528,059
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       66.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 7 of 14 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    SC Option, LLC                                           I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a) /x/
                                                                (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             0
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,351,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 8 of 14 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         (a) The name of the issuer is Sport Chalet, Inc. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 839 Houseman St., La Canada, CA 91011.

         (c) The title of the class of securities to which this statement relates is the common stock, par value $0.01, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

         The Reporting Persons are filing this Report on Schedule 13D jointly in connection with the acquisition of an option to purchase, under certain circumstances, 4,351,972 shares of the Issuer's Common Stock (the "Option Shares"), as described in Item 4. A copy of the Joint Filing Agreement among the Reporting Persons is set forth on Exhibit A hereto.

         (a) The Reporting Persons are SC Option, LLC (the "LLC"). The members of the LLC and percentage ownership interest held by such members are: Craig L. Levra - 59.1%, Howard K. Kaminsky - 39.4%, Jeff Lichtenstein - .5%, Claudia G. Reich - .5% and Dennis D. Trausch - .5%. Mr. Levra and Mr. Kaminsky are the managers of the LLC.

         (b) The business address of each Reporting Person is 839 Houseman Street, La Canada, CA 91011.

         (c) The principal business of the LLC is to facilitate the transactions contemplated by the Option Agreement (as described in Item 4). The principal business address of the LLC is the principal business address of the Issuer set forth in Item 1 hereof. Mr. Levra is currently the Chairman of the Board, President and Chief Executive Officer and a director of the Issuer. Mr. Kaminsky is currently the Chief Financial Officer and Executive Vice President - Finance of the Issuer. Mr. Lichtenstein is currently the Vice President - Loss Prevention and Risk Management of the Issuer. Ms. Reich is currently the Senior Vice President - Marketing and Advertising of the Issuer. Mr. Trausch is currently the Executive Vice President - Growth and Development of the Issuer. The principal business address of the Issuer is set forth in Item 1 hereof.

         (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Ms. Reich and Mr. Trausch is a citizen of the United States of America. The LLC is a California limited liability company.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 9 of 14 Pages
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds and Other Consideration.

         Each of Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Ms. Reich and Mr. Trausch used their personal funds to fund the LLC which, in turn, acquired the Option as more fully described in Item 4 hereof.

Item 4.  Purpose of Transaction.

         The LLC was formed in California in order to consummate the transactions contemplated by that certain Option Agreement, dated as of December 20, 2002 (the "Option Agreement"), between the LLC and Norbert Olberz and Irene Olberz (the "Trustees"), as Co-Trustees of the Olberz Family Trust under agreement dated May 6, 1997 (the "Trust"), pursuant to which the Trust granted to the LLC an option (the "Option") to purchase the Option Shares exercisable upon the death of Norbert Olberz. A copy of the Option Agreement is attached as Exhibit B hereto. The Option Agreement was negotiated between the Trustees and the members of the LLC. The LLC and the Trustees entered into the Option Agreement in order to provide for the smooth transition of control of the Issuer in the event of the death of Mr. Olberz, the Company's founder and Chairman
Emeritus. Mr. Olberz currently holds the Option Shares through the Trust, a revocable family trust of which he and his wife are co-Trustees.

         Pursuant to the terms of the Option Agreement, the LLC acquired an option for $1,000 to purchase all, but not less than all, of the Option Shares at any time during the period of 181 days from and after the date of death of Mr. Olberz (the "vesting" or "measurement" date). Prior to the vesting date, the Trustees are permitted to encumber the Option Shares and to sell the Option Shares privately or in the market or to transfer the Option Shares by gift or otherwise as long as the Trust continues to hold at least 51% of the outstanding Common Stock on a fully diluted basis. The purchase price per share for the Option Shares is equal to the closing price of the Common Stock on the day preceding the vesting date.

         The Option Agreement also provides the LLC with a right to negotiate with the Trustee if the Trustee desires to entertain, effect or commence any activities that might reasonably be expected to result in any "Acquisition Proposal" (as defined in the Option Agreement). The Option Agreement is subject to termination upon certain events, including the mutual consent of the Trust and the LLC or in the event Mr. Levra ceases to be the Chief Executive Officer of the Issuer for any reason. In addition, the purchase of the Option Shares by the LLC upon exercise of the Option is subject to certain conditions, including the ability of the LLC to obtain sufficient financing to purchase the Option Shares.

         Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

              (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary;

              (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

              (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                          Page 10 of 14 Pages
--------------------------------------------------------------------------------

              (e) any material change in the present capitalization or dividend policy of the Issuer;

              (f) any other material change in the Issuer's business or corporate structure;

              (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

              (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended (the "34 Act"); or

              (j) any action similar to any of those enumerated above.

         While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as indicated above, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

         None of the LLC, Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Ms. Reich nor Mr. Trausch has sole or shared voting or dispositive power with respect to the Option Shares. Furthermore, the ability of the LLC to exercise the Option is subject to material contingencies as set forth herein. Each of the Reporting Persons disclaims any beneficial ownership with respect to the Option Shares. The Reporting Persons are filing this Report on Schedule 13D for informational purposes only and because the acquisition of the Option may be deemed to be the acquisition of a security "with the purpose or effect of changing or influencing the control of the issuer" as set forth in Rule 13d-3(d)(1)(i).

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Craig L. Levra may be the beneficial owner of 4,652,972 shares of Common Stock, or approximately 67.7% of the outstanding Common Stock. This amount includes: (i) 50,000 shares that he holds directly; (ii) options to purchase 251,000 shares which are exercisable within 60 days of the filing date hereof; and (iii) by virtue of the relationships described in Items 2 and 4 hereof, the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

         Mr. Howard K. Kaminsky may the beneficial owner of 4,545,623 shares of Common Stock, or approximately 67.1% of the outstanding Common Stock. This amount includes: (i) 35,051 shares that he holds directly; (ii) options to purchase 158,600 shares which are exercisable within 60 days of the filing date hereof; and (iii) by virtue of the relationships described in Items 2 and 4 hereof, the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

         Mr. Jeff Lichtenstein may the beneficial owner of 4,381,572 shares of Common Stock, or approximately 65.9% of the outstanding Common Stock. This amount includes: (i) 2,000 shares that he holds directly; (ii) options to purchase 27,600 shares which are exercisable within 60 days of the filing date hereof; and (iii) by virtue of the relationships described in Items 2 and 4

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                          Page 11 of 14 Pages
--------------------------------------------------------------------------------

hereof, the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

         Ms. Claudia C. Reich may the beneficial owner of 4,364,573 shares of Common Stock, or approximately 65.8% of the outstanding Common Stock. This amount includes: (i) options to purchase 12,600 shares which are exercisable within 60 days of the filing date hereof; and (ii) by virtue of the relationships described in Items 2 and 4 hereof, the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which she disclaims any beneficial ownership.

         Mr. Dennis D. Trausch may the beneficial owner of 4,528,059 shares of Common Stock, or approximately 66.9% of the outstanding Common Stock. This amount includes: (i) 26,486 shares that he holds directly; (ii) options to purchase 149,600 shares which are exercisable within 60 days of the filing date hereof; and (iii) by virtue of the relationships described in Items 2 and 4 hereof, the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

         The LLC may be the beneficial owner of 4,351,972 shares of Common Stock, or approximately 65.8% of the outstanding Common Stock. This amount consists of the Option, which represents the right to purchase 4,351,972 shares of Common Stock, as to which the LLC disclaims any beneficial ownership.

         (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

               Name                                  Power to Vote                           Power to Dispose or Direct Disposition
               ----                                  -------------                           --------------------------------------
                                             Sole                     Shared                       Sole                       Shared
                                             ----                     ------                       ----                       ------
Craig L. Levra                              50,000                      0                         50,000                        0

Howard K. Kaminsky                          35,051                      0                         35,051                        0

Jeff Lichtenstein                           2,000                       0                          2,000                        0

Claudia G. Reich                              0                         0                            0                          0

Dennis D. Trausch                           26,486                      0                         26,486                        0

SC Option, LLC                                0                         0                            0                          0

         (c) The only transactions effected in the Common Stock by the Reporting Persons during the past 60 days are (i) the execution of the Option Agreement as described herein, and (ii) the grant by the Issuer on October 7, 2002, to Claudia Reich of options to purchase 20,000 shares of Common Stock at $6.51 per share, with five year vesting.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                          Page 12 of 14 Pages
--------------------------------------------------------------------------------

         (d) As the beneficial owner of the Option Shares, the Trustees, on behalf of the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

         Exhibit A         Joint Filing Agreement

         Exhibit B         Option Agreement

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                          Page 13 of 14 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on
Schedule 13D is true, complete and correct.


Dated:  December 20, 2002


                                    /s/ CRAIG L. LEVRA
                                    ----------------------------------------
                                    CRAIG L. LEVRA


                                    /s/ HOWARD K. KAMINSKY
                                    ----------------------------------------
                                    HOWARD K. KAMINSKY


                                    /s/ JEFF LICHTENSTEIN
                                    ----------------------------------------
                                    JEFF LICHTENSTEIN


                                    /s/ CLAUDIA G. REICH
                                    ----------------------------------------
                                    CLAUDIA G. REICH


                                    /s/ DENNIS D. TRAUSCH
                                    ----------------------------------------
                                    DENNIS D. TRAUSCH


                                    SC OPTION, LLC


                                    By:      /s/ CRAIG L. LEVRA
                                             __________________________________
                                    Name:    Craig L. Levra
                                    Title:   Manager


                                    By:      /s/ HOWARD K. KAMINSKY
                                             __________________________________
                                    Name:    Howard K. Kaminsky
                                    Title:   Manager

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                          Page 14 of 14 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX



Exhibit A                  Joint Filing Agreement

Exhibit B                  Option Agreement

                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule 13D (including amendments thereto) with respect to the common stock of Sport Chalet, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 20th day of December, 2002.



                                    /s/ CRAIG L. LEVRA
                                    ----------------------------------------
                                    CRAIG L. LEVRA


                                    /s/ HOWARD K. KAMINSKY
                                    ----------------------------------------
                                    HOWARD K. KAMINSKY


                                    /s/ JEFF LICHTENSTEIN
                                    ----------------------------------------
                                    JEFF LICHTENSTEIN


                                    /s/ CLAUDIA G. REICH
                                    ----------------------------------------
                                    CLAUDIA G. REICH


                                    /s/ DENNIS D. TRAUSCH
                                    ----------------------------------------
                                    DENNIS D. TRAUSCH


                                    SC OPTION, LLC


                                    By:      /s/ CRAIG L. LEVRA
                                             __________________________________
                                    Name:    Craig L. Levra
                                    Title:   Manager


                                    By:      /s/ HOWARD K. KAMINSKY
                                             __________________________________
                                    Name:    Howard K. Kaminsky
                                    Title:   Manager

                                  SCHEDULE 13D

                                                                       EXHIBIT B
                                                                       ---------

                                OPTION AGREEMENT

      THIS OPTION AGREEMENT (the "Agreement") is made and entered into as of this 20th day of December, 2002, by and between SC OPTION, LLC, a California limited liability company (the "Optionee"), and NORBERT OLBERZ AND IRENE OLBERZ (the "Trustees"), as Co-Trustees of the Olberz Family Trust under agreement dated May 6, 1997 (the "Trust") (individually, a "Party" and collectively, the "Parties").

                                    RECITALS
      A. The Trustees are the record and beneficial owners of an aggregate of 4,351,972 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Sport Chalet, Inc, a Delaware corporation (the "Company"), constituting approximately 66% of its outstanding Common Stock.

      B. The Trustees desire to grant to certain senior executives of the Company, and these senior executives desire to acquire from the Trustees, an option to purchase shares of Common Stock upon the death of Norbert Olberz and certain rights with respect to any sale of the Company or of Common Stock by the Trustees during his lifetime.

      C. Optionee has been established by these senior executives to facilitate the acquisition of the option and these other rights, and implementation of any purchase of Common Stock on exercise of the option.

      NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, the parties agree as follows:

            1. GRANT OF OPTION

            1.1   The Option

            The Trustees hereby grant to Optionee, and Optionee hereby acquires from the Trustees, the exclusive option (the "Option") to purchase all the 4,351,972 shares of Common Stock owned by the Trustees, less the number of shares sold or reserved for commitments by the Trustees under the Principal Stockholder Award Plan (as defined below) or sold or transferred by the Trustees pursuant to Section 5.2 (the "Option Shares"). For this purpose, the term "Common Stock" shall mean the Common Stock as currently constituted and any equity securities into which the Common Stock may be reconstituted as a result of any stock split, reverse stock split, recapitalization, reclassification or otherwise, and the number of Option Shares shall be adjusted as appropriate.

            1.2   Term of Option

            The term of the Option (the "Option Term") shall commence on the date hereof and shall continue until the earlier of the expiration of the Option without exercise by Optionee pursuant to Section 2.1 or the termination of the Option pursuant to Section 7.

            1.3   Option Price

            The price paid by Optionee for the Option is the sum of $1,000.00, receipt of which is hereby acknowledged by the Trustees.

      2. EXERCISE OF OPTION; CLOSING

            2.1   Exercise of Option

            Optionee may exercise the Option as to all, but not less than all, the Option Shares by notifying the Trustees in writing of such exercise (the "Exercise Notice") at any time during the period of 181 days from and after the date of death of Norbert Olberz (the "Commencement Date"). The Exercise Notice shall provide that, upon satisfaction of all the conditions set forth in Section 6, Optionee shall purchase the Option Shares for the Purchase Price (as defined below), whereupon the Trustees shall be obligated to sell the Option Shares to Optionee for the Purchase Price.

           2.2   Determination of Purchase Price

            The price that Optionee shall pay for the Option Shares (the "Purchase Price") will be the Market Price multiplied by the number of Option Shares. For this purpose, the "Market Price" shall be an amount equal to the closing price of the Common Stock on the Nasdaq National Market as reported in the Wall Street Journal or a similar publication on the day immediately prior to the Commencement Date, provided, however, that (i) if the Common Stock is not traded on the Nasdaq National Market, the closing price on an established securities exchange or any other established interdealer quotation system shall be used, or (ii) if the Common Stock is listed on multiple exchanges or systems, the closing price on the primary exchange or system shall be used.

            2.3   Closing

            The closing (the "Closing") for the exercise of the Option and purchase of the Option Shares shall take place at the location, date and time designated by Optionee, which shall be not later than 60 days after the date of delivery of the Exercise Notice, subject to extension pursuant to Section 6. The date of the Closing shall be referred to as the "Closing Date."

            2.4   Deliveries at Closing

            At the Closing, Optionee shall pay to the Trustees the Purchase Price by wire transfer or bank cashiers' check, and the Trustees shall deliver to Optionee certificates, endorsed in blank or in proper form for transfer, evidencing the Option Shares.

      3. REPRESENTATIONS AND WARRANTIES OF TRUSTEES

            The Trustees represent and warrant to Optionee as follows:

            3.1   The Trust

            The Trust is a revocable grantor trust established by the Trustees under agreement dated May 6, 1997 (the "Trust Agreement"), and the Trustees are the only acting trustees of the Trust.

            3.2   Authority

            This Agreement has been duly executed and delivered by the Trustees and constitutes the legal, valid and binding obligation of the Trustees, enforceable against them and the Trust in accordance with its terms. The Trustees have the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement on behalf of the Trust and to perform their obligations under this Agreement. The Trust Agreement grants the Trustees the power to take whatever action may be necessary or appropriate to sell shares of the Common Stock of the Company.

            3.3   No Conflicts

            Neither the execution and delivery of this Agreement nor the consummation and performance of any of the transactions contemplated by this Agreement will:

                  (a) directly or indirectly contravene, conflict with, or result in the violation of any provision of the certificate of incorporation or bylaws of the Company;

                  (b) contravene, conflict with or result in the violation of or give any governmental body or any other person the right to challenge the contemplated transactions or to exercise any remedy or obtain any relief under any order to which the Trustees, in their individual or fiduciary capacities, or the Company or any of the assets owned or used by the Company may be subject; or

                  (c) contravene, conflict with or result in a violation or breach of any agreement or any provision of any agreement to which the Trustees, in their individual or fiduciary capacities, are a party or give any person the right to declare a default or exercise any remedy under, or accelerate the maturity or performance of or to cancel, terminate or modify any agreement to which the Trustees, in their individual or fiduciary capacities, are a party.

            3.4   Ownership of Stock

            At the date of this Agreement, the Trust is the sole, true, lawful, record and beneficial owner of the Common Stock as set forth in Recital A above, free and clear of all liens and encumbrances and without restrictions on voting rights or rights of disposition and, except for this Agreement and the 293,625 shares of Common Stock subject to the Olberz Family Trust Sport Chalet

Restricted Stock Award Plan (the "Principal Stockholder Award Plan"), has not entered into any contract relating to the issuance, sale or transfer of any Common Stock of the Company.

      4. REPRESENTATIONS AND WARRANTIES OF OPTIONEE

            Optionee represents and warrants to the Trustees as follows:

            4.1   Formation; Standing

            Optionee is a duly formed limited liability company and is existing in good standing under the laws of the State of California.

            4.2   Authority

            This Agreement has been duly authorized by all necessary limited liability company action on the part of Optionee, has been duly executed and delivered by Optionee and constitutes the legal, valid and binding obligation of Optionee, enforceable against it in accordance with its terms.

            4.3   No Conflicts

            Neither the execution and delivery of this Agreement, nor the consummation and performance of the transactions contemplated hereby, will contravene, conflict with or result in a violation or breach of any agreement or any provision of any agreement to which Optionee is a party or give any person the right to declare a default or exercise any remedy under, or accelerate the maturity or performance of or to cancel, terminate or modify any agreement to which Optionee is a party.

            4.4   Members of Optionee

            At the date of this Agreement, the members of Optionee consist entirely of senior executives of the Company.

            4.5   Investment Representation

            Subject to Section 8.4, Optionee will acquire any Option Shares on exercise of the Option for investment purposes only and will not engage in any distribution thereof within the meaning of the Securities Act of 1933, as amended.

            4.6   Lack of Reliance

            Optionee and its members are fully familiar with the business and affairs (financial and other) of the Company, and are not relying on the Trustees for any such information or disclosures pertaining to the Company.

      5. COVENANTS

            5.1   Restrictions on Sale, Transfer or Encumbrance

            Except as permitted by Sections 2, 5.2 or 5.3 or to fulfill their obligations under the Principal Stockholder Award Plan, the Trustees will not during the Option Term, directly or indirectly, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Option Shares.
            5.2   Sale, Transfer or Encumbrance Prior to Commencement Date

            Prior to the Commencement Date and during the Option Term, the Trustees may sell, assign, transfer, encumber or otherwise dispose of Option Shares as follows:

                  (a) The  Trustees  may from  time to time sell  Option  Shares privately or in the market and transfer Option Shares as a gift or otherwise, provided that in no event shall the number of Option Shares remaining after any such sale or transfer constitute less than 51% of the then outstanding Common Stock on a fully-diluted basis (taking into account all shares issuable on exercise of any options outstanding or subject to future grant under the existing stock option plans, on exercise of any outstanding warrants or other rights or on conversion of any outstanding convertible securities).

                  (b) The Trustees  may pledge or otherwise  create liens on any or all of the Option Shares to secure indebtedness for money borrowed by the Trust and/or the Trustees, in their individual capacities, and such Option Shares may be transferred to or sold by a pledgee or obligee after a default in any obligation secured by such pledge or lien, provided that until any such sale or transfer the Option Shares shall remain subject to the Option for purposes of
            Section 1.1.

            5.3   Acquisition Proposals Prior to Commencement Date

            If at any time prior to the Commencement Date and during the Option Term, the Trustees or the Company desire to entertain or effect an Acquisition Proposal, or to commence any activities with respect to, or that might reasonably be expected to result in, any Acquisition Proposal, the Trustees shall promptly notify Optionee, which notice shall refer to this Section 5.3 and describe in general terms the material elements of (i) the Acquisition Proposal that the Trustees or the Company may desire to entertain or effect, or (ii) the Acquisition Proposal that is the subject of such proposed activities.

            Before the Trustees shall take (or permit the Company to take) any action to (i) solicit, initiate, encourage, induce or facilitate, (ii) engage in discussions or negotiations with any person with respect to, (iii) approve, endorse or recommend, (iv) grant any proxies or enter into any voting trust or other similar agreement or arrangement with respect to the voting of any Common Stock in favor of, (v) vote any Common Stock in favor of, or (vi) enter into any letter of intent, purchase agreement, stockholder agreement or similar document or any agreement contemplating or otherwise relating to, an Acquisition Proposal with any third party or parties, they shall first attempt to reach agreement with Optionee with respect to an Acquisition Proposal by negotiating in good faith with Optionee for a period of 90 days from the date of notice to Optionee. If at the expiration of such 90-day period, no definitive agreement for an Acquisition Proposal has been entered into with Optionee, the Trustees shall be permitted to take the action set forth in the preceding sentence for a period of one year, after which Section 5.1 and this Section 5.3 shall reapply.

            For purposes of this Section 5.3 and Section 5.4, an "Acquisition Proposal" shall mean (A) any merger, consolidation, share exchange, business combination, tender offer, exchange offer or other similar transaction in which the Company is a constituent party, in which a person or "group" (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) would acquire beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Company; (B) any transaction in which the Company would issue or sell securities representing more than 20% of the outstanding securities of any class of its voting securities; (C) any transaction in which the Trustees would sell or transfer to a third party or parties all or a significant portion of the Option Shares; or (D) any sale or transfer (other than sales of inventory in the ordinary course of business), exchange or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or total assets of the Company.

            5.4   Acquisition Proposals on or After Commencement Date

            On or after the Commencement Date and during the Option Term, except with the prior written consent of Optionee, the Trustees will not (i) solicit, initiate, encourage, induce or facilitate, (ii) engage in discussions or negotiations with any person with respect to, (iii) approve, endorse or recommend, (iv) grant any proxies or enter into any voting trust or other similar agreement or arrangement with respect to the voting of any Common Stock in favor of, (v) vote any Common Stock in favor of, or (vi) enter into any letter of intent, purchase agreement, stockholder agreement or similar document or any agreement contemplating or otherwise relating to, an Acquisition Proposal.

            5.5   Conduct of Trustees and Optionee

            Except as otherwise contemplated by this Agreement, neither the Trustees nor Optionee will (i) take, agree or commit to take any action that would make any representations and warranties hereunder inaccurate in any respect as of any time prior to the termination or expiration of the Option, or
(ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

            5.6   Required Filings

            As promptly as practicable after the date of this Agreement, the date of the Exercise Notice and the Closing Date, the Trustees and Optionee (including its members) will make, and cause to be made, all filings required by law, governmental authorities or markets on which the Common Stock is listed or quoted, including filings under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, or required by the Nasdaq Stock Market.

            5.7   Amendment of Trust Agreement

            As promptly as practicable after the date of this Agreement, the Trustees will amend the Trust Agreement to add specific instructions to the Trustees to comply with the terms of this Agreement.

      6. CONDITIONS TO PURCHASE OF OPTION SHARES

      Optionee's obligation to purchase the Option Shares following delivery of an Exercise Notice shall be conditioned upon the following, any of which can be waived by Optionee:

            (a) Optionee being able to obtain sufficient financing to purchase the Option Shares;

            (b) there being no proceedings involving a challenge or seeking damages or relief in connection with this Agreement or the purchase of the Option Shares or that might have the effect of preventing, delaying, making illegal or otherwise interfering with the purchase of the Option Shares;

            (c) the Trustees' ability to deliver certificates evidencing the Option Shares free and clear of all liens and encumbrances; and

            (d) receipt of all required consents, if any, including governmental consents.

      In the event that a proceeding under (b) above is pending or any required consents under (d) above have not been secured by the date designated by Optionee under Section 2.3, Optionee shall have the right by notice to the Trustees to extend the Closing to a date that is not later than 120 days after the date of delivery of the Exercise Notice.

      7. TERMINATION

      This Agreement shall terminate upon, and the Parties shall have no further obligations hereunder from and after the occurrence of, any of the following:

            (a) the mutual agreement of the Trustees and Optionee;

            (b) Craig L. Levra ceasing to be the Chief Executive Officer of the Company at any time prior to the Commencement Date, whether by reason of death, voluntary resignation, termination by the Company or otherwise; or

            (c) the  consummation of an Acquisition  Proposal as contemplated by
      Section 5.3 prior to the Commencement Date, whereby the Trustees no longer own any Option Shares.

      8. MISCELLANEOUS

            8.1   Interpretation

            Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, and all terms to the singular or plural, as the context in which they are used may require. In the event any claim is made relating to the construction or interpretation of any provision of this Agreement, no presumption or burden of proof or persuasion will be implied by virtue of the fact that this Agreement was initially drafted by or at the request of a particular Party or its counsel. Unless otherwise expressly provided, "including" does not limit the preceding words or terms, "or" is used in the inclusive sense and references to numbered Sections refer to such Sections to this Agreement.

            8.2   Governing Law

            The validity, construction and performance of this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of California.

            8.3   Entire Agreement

            This Agreement embodies the entire agreement and understanding between the Parties pertaining to the subject matter of this Agreement, and supersedes all prior agreements, understandings, negotiations, representations and discussions, whether verbal or written, of the Parties pertaining to that subject matter.

            8.4   Assignment

            Neither this Agreement nor any rights under this Agreement may be assigned or transferred by the Trustees or Optionee without the prior written consent of the other Party; provided, however, that Optionee may assign its rights hereunder directly to its members on the dissolution or liquidation of Optionee prior to the Closing Date. Notwithstanding the foregoing, Optionee or the members of Optionee shall be able to assign an interest in the Option and/or the Option Shares to other individuals or entities for purposes of completing or financing the purchase of the Option Shares, provided that no such individual or entity shall be directly engaged in a sporting goods retail business in competition with the Company.

            8.5   Binding Effect

            The provisions of this Agreement shall bind and inure to the benefit of the Parties and their respective successors, including any surviving or successor trustees of the Trust, and permitted assigns.

            8.6   Parties in Interest

            Nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the Parties any right or remedy under or by reason of this Agreement.

            8.7   Notices

            Any notice or communication required or contemplated by this Agreement shall be in writing and shall be deemed given (i) when delivered personally, (ii) when transmitted by facsimile, provided confirmation is generated by the transmitting equipment and confirmatory notice is sent by first class mail, postage prepaid, or (iii) forty-eight (48) hours after deposit with the U.S. Postal Service as first class mail, registered or certified, postage prepaid, and addressed as follows:

      If to Trustees:

      Olberz Family Trust
      c/o Karl I. Swaidan, Esq.
      Hahn & Hahn
      301 E. Colorado Blvd.
      Pasadena, CA 91101-1915
      Facsimile:  (626) 449-7357

      If to Optionee:

      Mr. Craig L. Levra
      Manager
      SC Option, LLC
      c/o Sport Chalet, Inc.
      920 Foothill Boulevard
      La Canada, CA 91011

     Facsimile:  (818) 790-0677
or such other address as such Party shall have designated by notice so given to the other Party.

            8.8   Expenses

            Each Party will bear its own expenses incurred in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions described in this Agreement.

            8.9   Counterparts

            This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

            8.10  Amendment; Waiver

            This Agreement may be amended, modified or supplemented only by a writing executed by each of the Parties. Either Party may in writing waive any provision of this Agreement to the extent such provision is for the benefit of that Party. No waiver by either Party of a breach of any provision of this Agreement shall be construed as a waiver of any subsequent or different breach, and no forbearance by a Party to seek a remedy for noncompliance or breach by the other Party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

            8.11  Further Assurances

            The Trustees and Optionee will execute and deliver, or cause to be executed and delivered, all further documents and instruments, and use their respective best efforts to secure such consents and take all such further action, as may be reasonably necessary in order to perform their obligations under this Agreement.

            8.12  Dispute Resolution

            The Parties desire to resolve  disputes arising out of or related to
this  Agreement  without   litigation  and  therefore  agree  to  the  following
procedure:

                  (a) Except as provided in subsection  (d) below,  in the event of any dispute, controversy or claim arising out of or related to this Agreement, including a breach hereof, the Parties shall consult and attempt to settle such dispute, controversy or claim. If they do not reach a settlement with 30 days, then upon notice by a Party, any such dispute, controversy or claim shall be settled by arbitration administered by the American Arbitration Association in accordance with its applicable Commercial Arbitration Rules.

                  (b) There shall be one  arbitrator  who shall be designated by the Parties or, if the Parties cannot agree, by the American Arbitration Association. The arbitration shall be held in Los Angeles, California. The arbitration award shall be in writing and shall specify the factual and legal bases for the award. The award shall be final and binding on the Parties and judgment thereon may be entered in any court having jurisdiction thereof or having jurisdiction over either of the Parties or their assets.

                  (c) Each Party shall bear its own legal fees and other  costs.
             The Parties shall equally share the fees of the arbitration and the arbitrator; provided, however, that the arbitrator may apportion the fees of the arbitration and the arbitrator, but not the Parties' legal fees and other costs.

                  (d) The Parties agree that Optionee may be irreparably damaged if the Trustees fail to sell the Option Shares upon exercise of the Option or to perform any of their other obligations under this Agreement, and that Optionee would not have an adequate remedy at law for money damages. Accordingly, Optionee shall be entitled to commence litigation seeking specific performance and injunctive or other equitable relief to enforce performance of this Agreement by the Trustees, including an action to compel compliance with the foregoing dispute resolution procedure. The prevailing party in any such litigation shall be entitled to recover its legal fees and other costs.

            8.13  Survival

            All representations and warranties contained in this Agreement shall survive the grant of the Option and the delivery of and payment for the Option Shares.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date and year first above written.


OPTIONEE


SC Option, LLC



By: /s/ Craig Levra                   By:  /s/ Howard Kaminsky
   -----------------------               -------------------------
Name:  Craig Levra                    Name:  Howard Kaminsky
Title: Manager                        Title: Manager


TRUSTEES


By: /s/ Norbert Olberz                By:  /s/ Irene Olberz
  ------------------------               --------------------------

Norbert Olberz, as Co-Trustee         Irene Olberz, as Co-Trustee
of the Olberz Family Trust            of the Olberz Family Trust







      To induce SC Option, LLC to enter into the foregoing Option Agreement (the "Agreement"), the undersigned, in their individual capacities and as Co-Trustees of the Olberz Family Trust (the "Trust"), agree (i) to cause the existing and any successor trustees of the Trust to comply with the terms of the Agreement;
(ii) not to take any action, or permit any action to be taken, that would revoke the Trust, and (iii) not to amend the provisions of the agreement governing the Trust that deal with either the powers of the trustees to sell shares of the Common Stock of Sport Chalet, Inc., or the instructions to the trustees to comply with the terms of the Agreement.


                                    /s/ Norbert Olberz
                                    .........................................
                                     Norbert Olberz


                                    /s/ Irene Olberz
                                    .........................................
                                     Irene Olberz